STRATOS RENEWABLES CORP.

3535 Executive Terminal Drive

Henderson, Nevada 89052

February 17, 2022

Via Edgar Correspondence

Tyler Howes

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stratos Renewables Corp
Registration Statement on Form 10-12G
Filed January 7, 2022
File No. 000-53187

Dear Mr. Howes:

We have received your correspondence dated January 26, 2022. We have addressed your comments by reproducing them in bold and italicized below and providing our response immediately thereafter.

Form 10-12G Filed January 7, 2022

Security Ownership of Certain Beneficial Owners, page 13

1. Please refer to comment two from our letter dated November 19, 2021. We note your table on page 13 continues to includes [sic] 500,000 shares, as if they are the same class despite your disclosure on page 17 that the series B preferred shares are not convertible into common stock. Please revise our table to separately disclose each class of security separately.

Reply: We have revised the table to disclose each class of security separately.

2. Your table appears to indicate that the 500,000 shares held by Mr. Sharp is equal to 92.7% of the shares outstanding. This information is inconsistent with footnote (2) indicating that as of the date of the registration statement there are 235,176,673 shares outstanding. Please reconcile the percentage of shares outstanding held by Mr. Sharp or advise. Please disclose the percentage of the voting rights that Mr. Sharp controls in a footnote to the table and include a separate risk factor disclosing that Mr. Sharp will control all decisions that are put to a vote of your shareholders.

Reply: We have disclosed the percentage of voting rights that Mr. Sharp controls in a footnote to the table and included a separate risk factor disclosing that Mr. Sharp will control all decisions that are put to a vote of our shareholders.

Preferred Stock, page 17

3. We note your disclosure here that no shares of Series A preferred stock have been issued or are outstanding. Please reconcile this with your disclosure on page 16 stating that Mr. Sharp was issued 300,000 shares of Series A preferred stock on December 29, 2021.

Reply: We have revised our disclosure to remove the statement that no shares of Series A preferred stock have been issued or are outstanding.

Financial Statement Index, page 21

4. Please revise this table to list the correct fiscal years ends presented.

Reply: We have revised this table to list the correct fiscal years presented.

Notes to Financial Statements, page F-12

5. Please provide the disclosures required by ASC 450-20-50 for the debt securities disclosed on page 19. Address this comment for your interim financial statements.

Reply: We have updated both the audited financial statements for the years ended December 31, 2020 and 2019, as well as the unaudited financial statements for the nine months ended September 30, 2021 and 2020 to address the loss contingency criteria under ASC 450-20-50.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at george@george-sharp.com.

Sincerely,

/s/ George Sharp
George Sharp

cc:         Ernest Stern, Esq.